

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 24, 2018

<u>Via E-mail</u>
Jenniffer D. Deckard
President and Chief Executive Officer
Fairmount Santrol Holdings Inc.
8834 Mayfield Road
Chesterland, Ohio 44026

  Re: Fairmount Santrol Holdings Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2017
    Filed March 13, 2018
    File No. 001-36670

Dear Ms. Deckard:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Brigitte Lippmann (for)

          John Reynolds
          Assistant Director
          Office of Beverages,
          Apparel and Mining

cc: Gregory S. Harvey, Esq.
   Calfee, Halter & Griswold LLP